Stantec Inc. 10160 - 112 Street Edmonton AB T5K 2L6 Tel: (780) 917-7000 Fax: (780) 917-7330

August 6, 2009

BY EDGAR

Securities and Exchange Commission
100 F Street NE
Washington, D.C.  20549-4631

Attention:  John Cash

Re:	Stantec Inc.
Form 40-F for the fiscal year ended December 31, 2008
Filed February 26, 2009
File # 1-32562

Dear Mr. Cash:

We hereby acknowledge receipt of the comment letter dated July 13, 2009 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Registration Statement on Form 40-F (the “40-F”).

For ease of reference, we have reproduced the text of the comments in bold-face type below, followed by Stantec’s responses, as applicable.

Form 40-F for the fiscal year ended December 31, 2008

Cash Flows From (Used In) Financing Activities, page M-31.

1.
Given the importance of available funding to your business, please revise future filings to include a more specific and comprehensive discussion of the terms of the significant covenants in your debt agreements. In addition, if you believe it is reasonably likely that you will not meet any debt covenant, please revise future filings to also present, for your most significant and restrictive covenants, your actual ratios and other actual amounts versus the minimum/maximum ratios/amounts permitted as of each reporting date.  Such a presentation may allow an investor to more easily understand your current status in meeting your financial covenants.

Response: In our future filings we will provide more specific and comprehensive discussion of the terms of the significant covenants in our debt agreements.  In addition, should we believe that it is reasonably likely that we will not meet any debt covenant, we will provide the necessary information to allow our investors to easily understand our status in meeting our financial covenants.

August 6, 2009

Reference:	Stantec Inc. Form 40-F for the fiscal year ended December 31, 2008 Filed February 26, 2009 File # 1-32562

Critical Accounting Estimates, Developments and Measures, page M-37
Goodwill, page M-38.

2.
We note that your goodwill balance represents a significant percentage of your assets. In the interest of providing investors with better insight into management’s judgments in assessing goodwill, please disclose the following in future filings:

•	The reporting unit level at which you test goodwill for impairment and your basis for that determination.
•	Quantitative information regarding how goodwill has been allocated to your geographic regions and practice areas.
•
A more specific discussion of the reporting units for which you recognized an impairment charge. In this regard, please discuss not only the geographic location but also the practice areas of the reporting units as well as the amount of any remaining goodwill.

•	A qualitative and quantitative discussion of the reporting units that are at risk for impairment, including the amount of goodwill allocated to those units.
•
Each of the valuation methodologies used to value goodwill (if multiple approaches are used), including sufficient information to enable an investor to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses.

•	How you weight each of the methods used including the basis for that weighting (if multiple approaches are used).
•	A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.
•	How the assumptions and methodologies used for valuing goodwill in the current year changed since the prior year, highlighting the impact of any changes.
•	Quantitative information regarding any significant known trends.
•	Any material and useful information that you gather and analyze regarding the risks of recoverability of your goodwill.
Please tell us your intentions with regard to these disclosures.

Response: In our future filings we will provide more insight into management’s judgments in assessing goodwill taking into account the quantitative and qualitative information outlined in your letter as it applies to our goodwill balance and our annual impairment testing.

Long-Lived Assets and Intangibles, page M-39

3.
Please revise future filings to include a more specific and comprehensive discussion of your impairment analyses for long-lived assets and intangibles. In this regard, please include a quantitative description of the material assumptions used in your impairment analyses and provide sensitivity analyses for each assumption based on reasonably likely changes. Also, please disclose the remaining carrying value of any impaired assets.

Response: In our future filings we will include more specific and comprehensive discussion of our impairment analysis for long-lived assets and intangibles. Where appropriate we will include a quantitative description of the material assumptions used in our impairment analysis and a sensitivity analysis for each assumption based on reasonably likely changes. Also, we will disclose the remaining carrying value of any impaired assets.

August 6, 2009

Reference:	Stantec Inc. Form 40-F for the fiscal year ended December 31, 2008 Filed February 26, 2009 File # 1-32562

Note 24. US GAAP, page F-35

4.	Please consider revising future filings to include the pro forma information required by paragraphs 54 and 55 of FAS 141.

Response: The U.S. GAAP reconciliation included in our 40-F was prepared in accordance with Item 17 of Form 20-F, as is permitted under Form 40-F.  We respectfully submit that paragraphs 54 and 55 of FAS 141 are therefore not required disclosure items for our Company.  However, we will consider providing the pro forma information indicated in paragraphs 54 and 55 of FAS 141 in our future filings.

5.	Please consider revising future filings to include the disclosures required by paragraph 32 of FAS 157 for your investments and derivatives measured at fair value.

Response: The U.S. GAAP reconciliation included in our 40-F was prepared in accordance with Item 17 of Form 20-F, as is permitted under Form 40-F.  We respectfully submit that paragraph 32 of FAS 157 is therefore not a required disclosure item for our Company.  However, we will consider providing the disclosures indicated in paragraph 32 of FAS 157 in our future filings.

We appreciate your assistance in reviewing this response letter.  Please direct all questions or comments regarding our responses to me.

Sincerely,

STANTEC INC.

/s/ Dan Lefaivre

Dan J. Lefaivre, CMA
Senior Vice President & CFO
Tel: (780) 917-7071
Fax: (780) 917-7330
dan.lefaivre@stantec.com

cc:	Robert Gomes
Ron Triffo
Ivor Ruste
Susan Hartman
David Emerson
Jeffrey S. Lloyd
Kenna Houncaren
Ross Haffie – Ernst & Young, LLP